N-SAR Exhibits



Item 77(D)

For the period ending October 31, 1999

File number 811-06281



	During the period covered by this report, two of the registrant's series, Government Securities
Fund and Treasury Securities Fund, changed a non-fundamental investment policy which formerly prevented investment in shares of other funds.
These funds now may invest up to 10% of total assets in the securities of other money market funds.
These two funds limit their investments in other funds to those having similar investment policies in order to maximize the potential beneficial treatment under state and local income taxation accorded investment in federal government securities.